Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

1

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30,	December 31,
	2023	2022
Current assets
Cash and cash equivalents	$501	$1,037
Trade and other receivables	5,405	5,773
Deposits and prepaid expenses	1,094	670
	7,000	7,480

Non-current assets
Property, plant and equipment (Note 4)	203,217	176,554
Right of use assets	1,528	48
	204,745	176,602
Total assets
	$211,745	$184,082

Current liabilities
Trade and other payables	$16,995	$12,596
Lease payable	1,116	32
Fair value of commodity contracts (Note 2)	1,982	1,421
	20,093	14,049

Non-current liabilities
Loans and borrowings (Note 7)	23,809	17,799
Asset retirement obligations	1,873	1,425
Fair value of commodity contracts (Note 2)	294	594
Lease payable	364	17
	26,340	19,835

Equity
Share capital	296,232	296,221
Contributed surplus	23,874	23,254
Deficit	(154,794)	(169,277)
Total equity	165,312	150,198

Total equity and liabilities	$211,745	$184,082

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$12,746	$9,851	$37,153	$27,826
Other income	1	16	2	45
	12,747	9,867	37,155	27,871
Expenses
Production and operating expenses	1,628	1,216	4,328	3,487
Depletion and depreciation (Note 4)	3,790	1,860	11,503	5,086
General and administrative expenses	1,170	905	3,121	2,435
Share based compensation (Note 8)	157	75	531	232
	6,745	4,056	19,483	11,240
Finance income
Unrealized gain on financial commodity contracts (Note 2)	-	4,648	-	1,608
Interest income	-	-	-	3
	-	4,648	-	1,611
Finance expense
Realized loss on financial commodity contracts (Note 2)	412	856	1,126	3,646
Unrealized loss on financial commodity contracts (Note 2)	2,579	-	412	-
Interest on loans and borrowings	651	281	1,511	718
Accretion	40	8	129	20
Foreign exchange loss	1	15	11	8
	3,683	1,160	3,189	4,392

Net income and comprehensive income	$2,319	$9,299	$14,483	$13,850

Basic net income per share (Note 6)	$0.07	0.26	0.41	0.39
Diluted net income per share (Note 6)	0.06	0.26	0.40	0.39

See accompanying notes to the condensed consolidated interim financial statements.

3

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares	Share capital	Contributed Surplus	Deficit	Total Equity
Balance at January 1, 2022	35,258,778	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 8)	-	-	258	-	258
Rights offering	357,143	161			161
Net income for the period	-	-	-	13,850	13,850
Balance at September 30, 2022	35,615,921	$296,221	$23,206	$(172,070)	$147,357

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Share based compensation (Note 8)	-	-	625	-	625
Stock options exercised (Note 8)	9,666	11	(5)		6
Net income for the period	-	-	-	14,483	14,483
Balance at September 30, 2023	35,625,587	$296,232	$23,874	$(154,794)	$165,312

See accompanying notes to the condensed consolidated interim financial statements.

4

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2023	2022

Cash flows from operating activities
Net income	$14,483	$13,850
Adjustments for:
Depletion and depreciation (Note 4)	11,503	5,086
Accretion	129	20
Unrealized loss (gain) on financial commodity contracts	412	(1,608)
Share based compensation (Note 8)	531	232
Unrealized foreign exchange loss	1	14
Amortization of loan acquisition costs	113	74
Other non-cash income	-	(16)
Change in non-cash working capital (Note 3)	1,501	(1,708)
Net cash from operating activities	28,673	15,944

Cash flows from investing activities
Additions to property, plant and equipment (Note 4)	(37,177)	(19,913)
Proceeds from sale of assets, net	-	124
Change in non-cash working capital (Note 3)	2,690	2,381
Net cash used in investing activities	(34,487)	(17,408)

Cash flows from financing activities
Proceeds from loans and borrowings	8,897	-
Repayment of long term debt	(3,000)	(1,085)
Proceeds from stock option exercises	6	-
Lease payments	(625)	(49)
Proceeds from equity offering, net	-	161
Net cash from financing activities	5,278	(973)

Foreign exchange effect on cash and cash equivalents	-	(1)

Change in cash and cash equivalents	(536)	(2,438)
Cash and cash equivalents, beginning of period	1,037	7,316
Cash and cash equivalents, end of period	$501	$4,878

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 3, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2022. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2022.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 13, 2023.

2.	FINANCIAL RISK MANAGEMENT

Credit Risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

6

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

At September 30, 2023 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	July 1, 2023 to December 29, 2023	9,000	$90.45
Oil – WTI Costless Collars	July 1, 2023 to December 29, 2023	12,000	$70.00 - $94.00
Oil – WTI Swap	July 1, 2023 to December 31, 2023	27,000	$64.90
Oil – WTI Put	July 1, 2023 to March 31, 2024	42,000	$60.00
Oil – WTI Costless Collars	July 1, 2023 to September 30, 2024	75,000	$65.00 - $89.50
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	24,000	$65.00 - $86.00
Oil – WTI Put	April 1, 2024 to June 30, 2024	1,650	$60.00
Oil – WTI Costless Collars	June 1, 2024 to June 30, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	750	$65.00 - $80.50

The estimated fair value results in a $2.3 million liability as of September 30, 2023 (December 31, 2022: $2.0 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $2.0 million and a long term liability of $0.3 million (December 31, 2022: current liability of $1.4 million and a long term liability of $0.6 million).

In October 2023, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	1,950	$65.00 - $94.55
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	3,600	$65.00 - $90.65
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $80.50

7

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Realized loss on financial commodity contracts	$(412)	$(856)	$(1,126)	$(3,646)

Unrealized gain (loss) on financial commodity contracts	$(2,579)	$4,648	$(412)	$1,608

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Nine months ended September 30,
	2023	2022

Trade and other receivables	$368	(2,234)
Deposits and prepaid expenses	(424)	(820)
Trade and other payables	4,248	3,738
Foreign currency	(1)	(11)
	$4,191	673

Related to operating activities	$1,501	(1,708)

Related to investing activities	$2,690	2,381

8

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2022	$197,116	$1,379	$198,495
Additions	37,112	5	37,117
Disposals	(102)	(6)	(108)
Balance at December 31, 2022	$234,126	$1,378	$235,504
Additions (a)	37,610	52	37,662
Balance at September 30, 2023	$271,736	$1,430	$273,166

Accumulated depletion and depreciation
Balance at January 1, 2022	$50,095	$1,324	$51,419
Depletion and depreciation for the period	7,515	16	7,531
Balance at December 31, 2022	$57,610	$1,340	$58,950
Depletion and depreciation for the period	5,031	12	5,043
Balance at September 30, 2023	$68,589	$1,360	$69,949

Net carrying amounts

At December 31, 2022	$176,516	$38	$176,554
At September 30, 2023	$203,147	$70	$203,217

(a)	Includes non-cash additions of $26 from capitalized stock-based compensation and $199 from assets related to ARO liabilities.

5.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2022	$38
Additions	61
Depreciation	(51)
Balance at December 31, 2022	48
Additions	1,984
Depreciation	(504)
Balance at September 30, 2023	$1,528

The amount of interest accretion recorded in the statement of operations totaled $19 and $1 for the third quarter of 2023 and 2022, respectively, and $74 and $2 for the nine months ended September 30, 2023 and 2022, respectively.

9

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Basic Earnings per share

Net income	$2,319	$9,299	$14,483	$13,850

Weighted average number of common shares - basic	35,625	35,616	35,621	35,608
Net income per share – basic	$0.07	$0.26	$0.41	$0.39

Diluted earnings per share

Net income	$2,319	$9,299	$14,483	$13,850

Effect of outstanding options	844	373	840	301

Weighted average number of common shares - diluted	36,469	35,989	36,461	35,909

Net income per share – diluted	$0.06	$0.26	$0.40	$0.39

7.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased to $40.0 million in May 2023 and the Company has an available borrowing capacity of $15.8 million at September 30, 2023. In October 2023, the credit facility was redetermined at a borrowing base of $40.0 million and the credit facility was amended to allow for distributions from the US subsidiary to KEI under certain conditions. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2024. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

10

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company was in compliance with both covenants for the quarter ended September 30, 2023. At September 30, 2023, the Current Ratio of the US Subsidiary was 1.3 to 1.0 and the Maximum Leverage Ratio was 0.8 to 1.0 for the three months ended September 30, 2023.

At September 30, 2023, loans and borrowings of $24.2 million (December 31, 2022: $17.8 million) are presented net of loan acquisition costs of $0.4 million (December 31, 2022: $0.4 million).

8.	SHARE BASED COMPENSATION

Stock Options

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five to ten year term and generally vest over two years.

The number and weighted average exercise prices of share options are as follows:

	Nine months ended September 30,
	2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	776,000	$1.67	143,500	5.00
Granted	206,800	5.23	634,500	0.93
Exercised	(9,666)	0.80	-	-
Expired/cancelled	(108,500)	5.62	-	-
Outstanding at September 30	864,634	$2.04	778,000	1.68

Exercisable at September 30	515,268	$1.64	329,999	2.62

The range of exercise prices of the outstanding stock options is as follows:

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price	Weighted average Contractual life (years)

$5.00 to $6.00	206,800	$5.23	4.5
$1.80 to $4.90	108,000	$2.23	2.7
$0.80	549,834	$0.80	3.3
	864,634	$2.04	3.5

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	2023	2022

Fair value at grant date (per option)	$5.00	0.70

Volatility (%)	110.00	149.68
Forfeiture rate (%)	5%	5%
Option life (years)	10	5
Risk-free interest rate (%)	2.89	1.56

11

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

Restricted Stock Units

The Company has a restricted stock unit (“RSU”) program that entitles officers, directors and employees to obtain RSUs that are issuable as shares in the Company as they are vested. The RSUs are redeemable over a three year vesting period, with the 1/3 of the grant vesting on the first, second and third years from the date of grant. The Company granted 119,140 RSUs in the second quarter of 2023 to directors, officers and employees. The fair value at grant date for the RSUs was $5.28 per RSU which was the closing share price on the date of grant.

RSUs are valued using the fair-value method where compensation cost attributable to all share units granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. The Company capitalizes a portion of share based compensation that is directly attributable to development activities. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of units that vest.

Share based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Expensed	$157	$75	$531	$232

Capitalized	$27	$4	$94	$26

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Oil revenue	$15,270	$10,773	$43,537	$31,317
Natural gas revenue	390	1,020	1,437	2,161
NGL revenue	718	873	2,224	2,443
	16,378	12,666	47,198	35,921
Royalties	(3,632)	(2,815)	(10,045)	(8,095)
	$12,746	$9,851	37,153	$27,826

12

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended September 30, 2023

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$12,746	$-	$12,746
Other income	1	-	1
	12,747	-	12,747

Production and operating expenses	1,628	-	1,628
Depletion and depreciation	3,790	-	3,790
General and administrative expenses	811	359	1,170
Share based compensation	141	16	157
	6,370	375	6,745

Finance income	-	-	-
Finance expense	(3,682)	(1)	(3,683)
Net income (loss)	$2,695	$(376)	$2,319

Total Assets	$211,602	$143	$211,745

Capital expenditures	$17,247	$-	$17,247

Nine months ended September 30, 2023`

	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$37,153	$-	$37,153
Other income	2	-	2
	37,155	-	37,155

Production and operating expenses	4,328	-	4,328
Depletion and depreciation	11,503	-	11,503
General and administrative expenses	2,447	674	3,121
Share based compensation	494	37	531
	18,772	711	19,483

Finance income	-	-	-
Finance expense	(3,178)	(11)	(3,189)
Net income (loss)	$15,205	$(722)	$14,483

Total Assets	$211,602	$143	$211,745

Capital expenditures	$37,177	$-	$37,177

13

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Three months ended September 30, 2022

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$9,851	$-	$9,851
Other income	16	-	16
	9,867	-	9,867

Production and operating expenses	1,216	-	1,216
Depletion and depreciation	1,860	-	1,860
General and administrative expenses	699	206	905
Share based compensation	27	48	75
	3,802	254	4,056

Finance income	4,648	-	4,648
Finance expense	(1,145)	(15)	(1,160)
Net income (loss)	$9,568	$(269)	$9,299

Total Assets	$172,487	$147	$172,634

Capital expenditures	$4,940	$-	$4,940

Nine months ended September 30, 2022

	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$27,826	$-	$27,826
Other income	51	(6)	45
	27,877	(6)	27,871

Production and operating expenses	3,487	-	3,487
Depletion and depreciation	5,086	-	5,086
General and administrative expenses	1,981	454	2,435
Share based compensation	161	71	232
	10,715	525	11,240

Finance income	1,608	3	1,611
Finance expense	(4,384)	(8)	(4,392)
Net income (loss)	$14,386	$(536)	$13,850

Total Assets	$172,487	$147	$172,634

Capital expenditures	$19,913	$-	$19,913

14